ITEM 77 O.

FORTIS SERIES FUND, INC.

From June 30, 1997 to December 31, 1997 the Global Asset
Allocation Series of Registrant, which is sub-advised by Morgan Stanley Asset Management Limited, entered into two
Rule 10f-3 transactions. First, on October 20, 1997 2,300 shares of France Telecom (with a value of $430,100) were purchased from Merrill Lynch International, a non-affiliated brokerage firm. Members of the underwriting syndicate included Morgan Stanley Dean Witter. Second, on
November 18, 1997 52,700 shares of Telestra Corporation
Limited (with a value of $105,400) were purchased from J.B. Were & Son, a non-affiliated brokerage firm. Members of the underwriting syndicated included Morgan Stanley
Dean Witter.

The determination required by Rule 10f-3(h)(3) with respect to these transactions will be made at the Registrant's next Board of Directors meeting scheduled for March 19, 1998.